Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State of Jurisdiction of Incorporation or Limited Partnership

Clark Fork and Blackfoot, L.L.C.	Montana
NorthWestern Services, LLC	Delaware
Montana Generation, LLC	Delaware
Canadian-Montana Pipe Line Corporation	Canada
Risk Partners Assurance, Ltd.	Bermuda
Lodge Creek Pipelines, LLC	Nevada
Willow Creek Gathering, LLC	Nevada
Havre Pipeline Company, LLC	Texas
NorthWestern Energy Solutions, Inc.	Delaware